Exhibit 99.1

REMINDER TO SCHEME CREDITORS IN RELATION TO APPLICABLE DEADLINES FOR SUBMISSION OF DOCUMENTATION REQUIRED FOR RECEIPT OF SCHEME ENTITLEMENTS AND DATE OF SCHEME SANCTION AND ENFORCEMENT HEARINGS
24 August, 2017, Grand Cayman, Cayman Islands – Ocean Rig UDW Inc. (NASDAQ: ORIG) ("Ocean Rig" or "UDW" or the "Company") an international contractor of offshore deepwater drilling services, wishes to remind Scheme Creditors of: (i) the applicable deadlines for the submission of documentation (as more fully described below) to the Information Agent in order to receive Scheme Creditor Entitlements; and (ii) the date of the sanction hearing for each of the Schemes.
As announced by the Company on 14 August 2017, on 11 August 2017 meetings of Scheme Creditors approved (pursuant to the requisite majorities) the schemes of arrangement proposed in respect of each of Drillships Financing Holding Inc. ("DFH"), Ocean Rig UDW Inc. ("UDW"), Drill Rigs Holdings Inc. ("DRH") and Drillships Ocean Ventures Inc. ("DOV") (each in provisional liquidation) (together the "Schemes").
Sanction and Enforcement Hearings
The sanction hearing at which the Grand Court of the Cayman Islands (the "Cayman Court") will consider whether to approve the Schemes will take place from 4 – 6 September 2017 (commencing at 10 am Cayman Islands time on 4 September 2017). In addition, a hearing will be held before the U.S. Bankruptcy Court on 20 September 2017 to consider the Company's request for an order giving full force and effect to the Schemes in the United States (the "Enforcement Hearing").
Receipt of Scheme Entitlements – Notice of applicable deadlines
Scheme Creditors are reminded that the Entitlement Record Time is 5 pm (Cayman Islands time) on 13 September 2017 and that in order to receive Scheme Entitlements on the Restructuring Effective Date (which is expected to occur towards the end of September), Scheme Creditors who have not already done so must submit a validly completed Account Holder Letter and / or Lender Claim Form together with a Confirmation Form, to the Information Agent, by the Entitlement Record Time. 2017 Notes Creditor and 2019 Notes Creditors (in the UDW Scheme and/or DRH Scheme) must also submit their validly completed Custody Instructions to the Information Agent prior to the Entitlement Record Time.
UDW Scheme Creditors are also reminded that the UDW Cash Option Deadline is 5 pm (Cayman Islands time) on 13 September 2017 and that in order to elect to participate in the UDW Cash Option it must elect to do so in its Account Holder Letter and/or Lender Claim Letter (together with a validly completed Confirmation Form) which must be submitted to the Information Agent prior to the UDW Cash Option Deadline and its validly completed Custody Instructions (if applicable) must be submitted to and received by the Information Agent prior to the Entitlement Record Time.
Finally, Scheme Creditors are reminded that the Non-Marginable Election Deadline is 5 pm (Cayman Islands time) on 13 September 2017 and that in order to receive (or nominate a Nominated Recipient to receive) its New Share Entitlements in the form of New Non-Marginable Shares promptly following the UDW EGM, the relevant Scheme Creditor must elect to do so in its Account Holder Letter and/or Lender Claim Letter (together with a validly completed Confirmation Form) which must be submitted to the Information Agent prior to the Non-Marginable Election Deadline. If the relevant Scheme Creditor does not make such an election, its New Share Entitlement will be in the form of New Marginable Shares. The issue of the Scheme Creditor Entitlements is subject to the sanction of the Cayman Court and the fulfilment of the conditions set forth in the Schemes.
Where otherwise undefined, the terms used in this press release shall have the meaning given to them in the Explanatory Statement.
Copies of the Explanatory Statement and Information Related to Enforcement Hearing
A copy of the Explanatory Statement, which contains the Schemes, and other relevant documentation including the Account Holder Letter, Lender Claim Letter and Confirmation Form, as well as copies of all pleadings and information regarding the Enforcement Hearing, including deadlines for parties to object to the relief requested at the Enforcement Hearing has been made available through the Information Agent website at https://cases.primeclerk.com/oceanrig.

About Ocean Rig UDW Inc.
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.
Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."
Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  Visit the Company's website at www.ocean-rig.com.
Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future.  These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions.  Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties.  Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein.  Actual and future results and trends could differ materially from those set forth in such statements.
Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) our ability to come to a satisfactory resolution with our creditors regarding a restructuring of our debt and to successfully conclude such a restructuring; (ii) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (iii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iv) newbuildings, upgrades, and shipyard and other capital projects; (v) changes in laws and governmental regulations, particularly with respect to environmental matters; (vi) the availability of competing offshore drilling vessels; (vii) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (viii) the performance of our rigs; (ix) our ability to procure or have access to financing and our ability comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.
CONTACT DETAILS
In case of any enquiries, please contact one of the advisors below:
INFORMATION AGENT
Prime Clerk LLC
Ocean Rig Processing c/o Prime Clerk LLC
830 Third Avenue, 3rd Floor
New York, NY 10022
Tel: +1 855-631-5346 (toll-free US and Canada)
       +1 917-460-0913 (International)
Email: oceanrigteam@primeclerk.com

JOINT PROVISIONAL LIQUIDATORS
Eleanor G. Fisher Kalo (Cayman) Limited 38 Market Street 2nd Floor Suite 4208 Camana Bay Grand Cayman KY1-9006 Cayman Islands Email: EFisher@kaloadvisors.com	Simon Appell AlixPartners Services UK LLP 6 New Street Square London EC4A 3BF United Kingdom Email: Sappell@alixpartners.com